December 9, 2024

Rachel McMinn
Chief Executive Officer
Neurogene Inc.
535 W 24th St.
5th Floor
New York, NY 10011

       Re: Neurogene Inc.
           Registration Statement on Form S-1
           Filed December 2, 2024
           File No. 333-283561
Dear Rachel McMinn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Branden C. Berns